SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

November 28, 2007

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F      X            Form 40-F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82-            )

Enclosure:	France Telecom press release re: Unlimited mobile internet with iPhone on dedicated Orange rate plans.

Paris, 28 November 2007

Press release

Discover unlimited mobile internet with iPhone on a dedicated Orange plan

Since the announcement of its arrival in France, iPhone has already won over more than 63,000 fans who have registered on www.iphone.orange.fr, confirming its status as a “must-have” device. iPhone combines three devices into one—a mobile phone, a widescreen iPod, and a breakthrough Internet device—all based on Apple’s revolutionary multi-touch interface and pioneering software that allows users to control iPhone with just a tap, flick or pinch of their fingers.

Its design and interface make it a “one of a kind” mobile, finally offering a genuine mobile Internet experience.

Bringing this to life for customers across France, Orange will be holding late-night openings at 12 of its stores, when iPhone is unveiled on Wednesday November 28, 2007. Bordeaux, Lille, Lyons, Marseilles, Montpellier, Nancy, Nice, Nantes, Rennes, Strasbourg and Toulouse will be welcoming iPhone fans from 6:30 pm onwards. In Paris, Orange will take this opportunity to inaugurate its brand new store at 125, avenue des Champs-Elysées.

As exclusive carrier for iPhone in France, Orange has developed a range of four “Orange for iPhone” plans. These offers have designed to let customers make the most of this revolutionary device that will change the way customers communicate.

All four “Orange for iPhone” plans include:

•

Visual Voicemail, an industry first, which allows consumers to see a listing of their voicemails, decide which messages to listen to, then go directly to those messages without listening to previous messages. Just like email, Visual Voicemail on iPhone enables users to immediately access the messages that interest them most, in the order they want.

•	Unlimited access to email and the Internet[3], which combined with the revolutionary features of iPhone, at last offers true Internet browsing.

With this range of dedicated offers, Orange is meeting iPhone customer expectations in terms of voice, sms & wifi, with prices ranging from €49 to €119 euros per month, and the iPhone available for €399.

Orange is also offering iPhone at €549 to customers who do not wish to benefit from one of the four “Orange for iPhone” plans and at €649, without a plan. The cost of unlocking the handset is 100 euros during the six months following the acquisition of the iPhone, regardless of the package chosen.

And up to 100 hours of Wi-Fi on Orange wifi access hotspots included in the 8h+8h rate plan and 10 hours included in the other rate plans

Rate plan with a 2-year service agreement

+€4,50/month for a 12-month service agreement

Additional minutes: €0,37/min

Calls in Metropolitan France towards mobile and fixed networks (premium-rated calls excluded)

(1)	Night & Weekend: Monday to Thursday from 6PM to 8AM, and from Friday 6PM to Monday 8AM
(2)	Premium-rated SMS excluded
(3)	Modem access, Voice over IP, peer to peer and Newsgroups usage is strictly forbidden. In order to assure an optimal quality of service as delivered by the network, a fair use policy applies: Orange reserves the right to reduce the bandwidth made available to any customer having exceeded 500Mo of data in a single month

About Orange

Orange is the key brand of France Telecom, one of the world’s leading telecommunications operators. France Telecom serves more than 167 million customers in five continents as of September 30, 2007, of which two thirds are Orange customers. The Group had consolidated sales of 51.7 billion euros in 2006 and 39.4 billion euros for the first nine months of 2007. At September 30, 2007 the group had 106.9 million mobile customers and 11.4 million broadband internet (ADSL) customers.

Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group’s single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the banner for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris and on the New York Stock Exchange.

For more information : www.orange.com, www.francetelecom.com, www.orange-business.com

Orange and any other Orange product or service names included in this material are trade marks of Orange Personal Communications Services Limited.

Press contacts : Béatrice Mandine +33 1 44 44 93 93

beatrice.mandine@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 28, 2007	By:	/S/ PIERRE HILAIRE
	Name:	Pierre Hilaire
	Title:	Director of Financial Information